EXHIBIT (a)(16)


                        UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA

------------------------------------------x
AMP INCORPORATED,                         :
                                          :
                             Plaintiff,   :
               - against -                : C.A. No.  98-CV-4405
                                          :
ALLIEDSIGNAL INC., and                    :
PMA ACQUISITION CORPORATION,              :
                                          :
                             Defendants.  :
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             DEFENDANTS' MEMORANDUM OF LAW IN OPPOSITION TO AMP
             INCORPORATED'S MOTION FOR PARTIAL SUMMARY JUDGMENT
            ON COUNT FOUR OF ITS FIRST AMENDED COMPLAINT AND IN
              SUPPORT OF DEFENDANTS' CROSS-MOTION FOR PARTIAL
                   SUMMARY JUDGMENT DISMISSING COUNT FOUR
             --------------------------------------------------


          Plaintiff AMP Incorporated ("AMP") has moved for partial summary judgment on Count Four of its First Amended Complaint and sought from this Court a judgment: (i) declaring that defendants AlliedSignal Inc. and its subsidiary PMA Acquisition Corporation (collectively, "AlliedSignal") have acquired "control shares" within the meaning of Subchapter G of Chapter 25 of the Pennsylvania Business Corporation Law ("PBCL"), 15 Pa. Cons. Stat. ss. ss. 2561-68 (the "Control Share Acquisitions Statute"), and (ii) enjoining defendants from voting any AMP shares they own unless and until its voting rights are restored under the Control Share Acquisitions Statute.

          Defendants respectfully submit this memorandum in opposition to plaintiff's motion and in support of their cross-motion for summary judgment dismissing Count Four of plaintiff's First Amended Complaint. For the reasons set forth below, AlliedSignal's acquisition of approximately 9.1% of AMP's shares pursuant to its tender offer has not triggered a loss of voting rights under ss. 2564 of the Control Share Acquisitions Statute. Accordingly, this Court should deny plaintiff's motion and grant defendants' cross-motion.

                                  ARGUMENT
                                  --------

          As AMP alleges, AlliedSignal has announced its intention to acquire the remaining shares of AMP through a tender offer or other transaction. Since Allied Signal has "propose[d] to make a control-share acquisition," AlliedSignal agrees that it is an "acquiring person" as that term is defined in ss. 2562 of the Control Share Acquisitions Statute. The AMP shares AlliedSignal owns today are not, however, disenfranchised "control shares" under the Control Share Acquisitions Statute, because the statute is quite clear that no shares are "control shares" until there has been a "control share acquisition" (also as defined in the statute), and AlliedSignal has not made such an acquisition.(FN1) Contrary to the clear language of the statute, AMP contends that any shares acquired with the intention of making a "control-share acquisition" are "control shares," even if a "control share acquisition" never occurs. As we shall show, by its plain language and intent the statute does not take away voting rights for any shares unless and until there has been an actual control-share acquisition. Only after there has been such an acquisition, the statute takes away voting rights for all shares acquired with the requisite intent, even if they were acquired before the transaction that results in the actual "control-share acquisition."



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1     Under the Pennsylvania Control Share Acquisitions Statute, an
      "acquiring person" who for the first time acquires any one of three specified percentages of stock ownership (20%, 33-1/3%, and 50%) in a Pennsylvania corporation (a "control-share acquisition") loses its right to vote those shares the acquisition of which puts that person over the relevant threshold (the "control shares") unless disinterested shareholders have approved voting rights for those control shares at a shareholders meeting. 15 Pa. Cons. Stat. Ann. ss.ss. 2562, 2564.


            The statute defines a "control-share acquisition" as an acquisition in which a person for the first time acquires voting control of one of three statutorily enumerated percentages of stock ownership: 20 percent, 33 1/3 percent, or 50 percent. 15 Pa. Cons. Stat. Ann. ss. 2562. AlliedSignal's purchase of approximately 9.1% of AMP's shares pursuant to its tender offer therefore does not constitute a control-share acquisition under ss. 2562. Thus, AlliedSignal is entitled to vote its AMP shares, unless and until it acquires another 10.9%, taking it to the 20% threshold.(FN2)


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2     AlliedSignal agrees that if it were to buy additional shares that took it past the 20% threshold, it could not vote any of its shares, including the 9.1% it already owns, unless AMP shareholders voted to approve AlliedSignal's voting rights as to those shares.


          I. PBCL SS. SS. 2562 AND 2564 TAKE AWAY VOTING RIGHTS ONLY AFTER AN ACQUIRING PERSON ACTUALLY ACQUIRES A STOCK INTEREST OF 20% OR MORE

          PBCL sections 2562 and 2564, read together, make it clear that "control shares" (those as to which voting rights are forfeited) come into existence only upon the actual occurrence of a control-share acquisition (i.e., an acquisition that results in the acquiror owning 20% or more of the voting securities).

          The basic statutory definition of "control shares" is stated in the first sentence of the "control shares" definition found in ss. 2562:
"Those voting shares of a corporation, that upon acquisition of voting power over such shares by an acquiring person, would result in a control-share acquisition." 15 Pa. Cons. Stat. Ann. ss. 2562 (emphasis added). Based on this sentence, the event that results in shares becoming control shares (and as such, losing voting rights under ss. 2564) is an acquisition of voting poweR constituting a "control share acquisition," i.e., the acquisition by the acquiring person of a number of shares that takes that person's holdings to one of the statutory thresholds of 20%, 33 1/3%, or 50%. See ss. 2562 (definition); 1/23/90 Senate Journal (Comments of Senator Wenger) ("the control share acquisition section would prohibit a raider who acquires more than 20 percent of a company from voting his or her own shares to change corporate control without the approval of the remaining shareholders"; emphasis added).

          AMP mistakenly relies upon the second sentence of the "control shares" definition contained in ss. 2562(FN3) which provides that:

     Voting shares beneficially owned by an acquiring person shall also be deemed to be control shares where such beneficial ownership was acquired by the acquiring person:

          (1) within 180 days of the day the person makes a control-share acquisition; or
          (2) with the intention of making a control-share acquisition.

15 Pa. Cons. Stat. Ann. ss. 2562 (emphasis added).


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3     AMP's brief also attempts to support its proposed interpretation of
      "control shares" by citing a Draftsmen's Comment on the definition of "acquiring person." AMP Br. at 5. The Comment, however, is irrelevant -- at issue is the definition of "control shares," not the definition of an "acquiring person," as AlliedSignal concedes that it is an "acquiring person".

      AMP's reliance on a Pennsylvania corporation law treatise is likewise misplaced. The passage quoted at p. 5 of AMP's brief says nothing about when disenfranchisement of certain shares acquired prior to a control-share acquisition occurs. See Vincent F. Garrity, Jr., Pennsylvania Takeover Legislation, in Pennsylvania Business Corporation Practice ss. 10-7.3. Indeed, the preceding page of the treatise supports AlliedSignal's interpretation of the statute, not AMP's. See id.,
      ss. 10-7.1 ("The Pennsylvania [statute] . . . states that a person who acquires any one of three specified percentages of stock ownership . .
      . for the first time will not be permitted to vote the 'control'
      shares,' i.e., those shares the ownership of which puts that person over the relevant threshold . . . ."; emphasis added).


          This second sentence of the "control shares" definition provides for a retrospective imposition of "control shares" status on two categories of shares acquired by an acquiring person before a control-share acquisition was made, the key being that this sentence cannot be read in isolation from the first sentence in the definition -- it applies only if the acquiring person has "control shares" within the first sentence.(FN4) Before pre-acquired shares can "also be deemed" to be control shares, the person must already have acquired "control shares" within the meaning of the first sentence of the definition, and that happens only when the acquiror reaches one of the statutory thresholds without first having obtained stockholder approval for crossing the threshold under PBCL ss. 2565.


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4     If the legislature had intended shares covered by the second sentence to be "control shares" when purchased, it would have defined them directly as "control shares," for example by utilizing substantially the following definition of "control shares":

            "Those voting shares of a corporation that upon acquisition of the voting power over such shares by an acquiring person, would result in a control-share acquisition, and those voting shares of a corporation acquired by an acquiring person: (1) within 180 days of the day the person makes a control-share acquisition; or
            (2) with the intention of making a control-share acquisition."


          The second sentence of the definition of "control shares" says only that when a control-share acquisition occurs, two kinds of shares (in addition to the shares acquired in the control-share acquisition) take on "control shares" status: (1) those acquired within 180 days of a control-share acquisition, and (2) those acquired at any time prior to the control-share acquisition with the intention of making a control-share acquisition.

          The purpose of the second sentence of the definition is obvious and important. It is meant to cover a circumstance where the acquiring person reaches the 20% threshold through incremental acquisitions in two or more steps. Absent the second sentence of the definition of control shares, only the shares acquired in the final step would be "control shares" subject to disenfranchisement. Had the Pennsylvania legislature not added the second sentence of the definition, evasion of the statutory policy would have been easy. An acquiring person would have been free to buy 19.99% of a company's shares in step one, and when it reached or crossed the 20% threshold (e.g., by buying an additional .02%), only that last .02% would be "control shares" under the first sentence of the definition. It was only to avoid this anomaly that the legislature added the second sentence of the definition of "control shares."

          The legislature's choice of the past tense in the second sentence of the "control shares" definition is also telling. See 15 Pa. Cons. Stat. Ann. ss. 2562 ("Voting shares . . . shall also be deemed to be control shares where . . . beneficial ownership was acquired by the acquiring person . . . with the intention of making a control-share acquisition"; emphasis added). Had the legislature intended the forfeiture of voting rights to be triggered immediately upon the acquisition of any shares with the intention to make a control-share acquisition, it would have chosen the present tense ("is acquired"). Instead, the language the legislature chose looks back only after a control-share acquisition has taken place -- not sooner -- to sweep two kinds of earlier-acquired shares into the definition of control shares. See also Draftsmen's Comment to ss. 2562 (discussing the "determination of whether beneficial ownership of shares was acquired at a time that the acquiring person had the intention of making a control-share acquisition"; emphasis added).(FN5)


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5     For the Court's convenience, the Draftmen's Comments to Subchapter G of the PBCL are attached as Exhibit 1.


          The only section of Subchapter G, entitled "Control-Share Acquisitions," that takes away voting rights is ss. 2564. That section, entitled "Voting rights of shares acquired in a control-share acquisition," provides that, if not previously approved under PBCL ss. 2565, "[c]ontrol shares shall not have any voting rights unless a resolution approved by a vote of shareholders . . . restores to the control shares the same voting rights as other shares . . . ." 15 Pa. Cons. Stat. Ann. ss. 2564. The titles chosen by the legislature for Subchapter G ("Control-Share Acquisitions"; emphasis added) as well as ss. 2564 ("Voting rights of shares acquired in a control-share acquisition"; emphasis added) evince a clear intent not to affect the voting rights of shares of an acquiring person until the acquiring person actually acquires shares "in a control-share acquisition."(FN6) The definition of "control shares" (i.e., the shares subject to disenfranchisement under ss. 2564) contained in ss. 2562, the definitional provision of the Control Share Acquisitions Statute, must be read in a manner consistent with the intent of ss. 2564, the statute's core disenfranchisement provision.


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6     The titles and headings of a statute may be considered in statutory construction. 1 Pa. Cons. Stat. Ann. ss. 1924. See, e.g., Fedor v. Borough of Dormont, 409 A.2d 334, 337 & n.3 (Pa. 1979); Fairmount Ins. Co. v. Commonwealth Ins. Dept., 481 A.2d 696, 698 & n.2 (Pa. Commw. Ct.
      1984).

          In determining legislative intent, sections of a statute must be read together and construed with reference to the entire statute. Wilson v. Central Penn Indus., Inc., 452 A.2d 257, 259 (Pa. Super. Ct. 1982). A construction which fails to give effect to all provisions of a statute or which achieves an unreasonable or absurd result must be avoided. Id. See also Turner v. May Corp., 427 A.2d 203, 206-07 (Pa. Super. Ct. 1981) (each statutory section must be read in relation to other sections to obtain exact conception of section's aim, scope and objective).

          Thus, when both parts of section 2562's definition of "control shares" are read together, and also taking into account the title of ss. 2564 (as well as the title of all of Subchapter G), the second sentence of the definition can be construed only as a reach-back provision that operates only following the occurrence of a control-share acquisition to describe two classes of shares that become "control shares" (i.e., shares disenfranchised until shareholder approval is obtained): shares acquired
(1) within the 180 day period prior to a control-share acquisition or (2) earlier, if acquired "with the intention of making a control-share acquisition."(FN7)


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7     Significantly, AMP's view that shares purchased by an "acquiring person" prior to a control share acquisition become "control shares" immediately when purchased renders superfluous the first sentence of the definition of "control shares" (providing that shares acquired in a control-share acquisition are "control shares"). Since any acquiring person crossing one of the quantitative control-share acquisition thresholds presumably does so intentionally (as opposed to accidentally), any shares that take the acquiror over a quantitative threshold ("control shares" under part one of the definition in ss. 2562) also would necessarily be shares acquired with the intent to cross a threshold ("control shares" under part two of the definition). AMP's interpretation of the Control Share Acquisitions Statute should be rejected because it would reduce the first sentence of ss. 2562's definition of "control shares" to mere surplusage. See 1 Pa. Cons.
      Stat. Ann. ss. 1921(a) ("Every statute shall be construed, if possible, to give effect to all its provisions."; emphasis added).

        II. THE PENNSYLVANIA LEGISLATURE INTENDED TO TRIGGER A LOSS OF VOTING RIGHTS ONLY UPON THE OCCURRENCE OF A CONTROL-SHARE ACQUISITION

               A. LEGISLATIVE PURPOSE TO ENABLE COLLECTIVE SHAREHOLDER ACTION IN THE EVENT OF A FUNDAMENTAL CORPORATE CHANGE

          AlliedSignal's interpretation of ss. 2562 is supported by referencE to the purpose of the Control Share Acquisitions Statute -- to enable a company's shareholders to vote as a group to approve (or disapprove) the exercise of voting power by a shareholder who has reached the 20%, 33- 1/3% or 50% levels. The legislature made the judgment that when one shareholder (or group of related shareholders) obtains voting power at any of these levels, the company could undergo a fundamental change and, as in the case of other fundamental changes (e.g., a merger), prior approval of the shareholders as a group is necessary. See Draftsmen's Comment to ss. 2561. See also S. Wallman & L. Gordon, Pennsylvania's Anti-Raider Legislation, 4 No. 8 INSIGHTS 38, *39 (Aug. 1990) ("Similar to statutes in approximately half the states, the [Control Share Acquisitions Statute] treats a person's acquiring voting power over twenty percent of the voting shares of a corporation as a fundamental corporate transaction requiring prior shareholder approval."). The Control Share Acquisitions Statute serves this purpose by giving the other shareholders an opportunity for such collective action in connection with an actual control-share acquisition, not whenever an acquiring person obtains any shares of the company.

               B.  20% TRIGGERS IN OTHER SECTIONS OF THE PBCL

          The notion that any acquisition of shares, no matter how small, with the intent of making a control-share acquisition triggers the Control Share Acquisitions Statute also is inconsistent with the 20% triggers contained in Pennsylvania's other anti-takeover statutes. See Draftsmen's Comment to ss. 2562 ("the 20% threshold is within the range of levels set in similar statutes in other states and conforms with the levels set in other BCL provisions affecting corporate control"). Underlying these different statutes is a common judgment that once an individual shareholder amasses shares of the company totaling 20% or more -- but not before -- certain measures are appropriate for the protection of shareholders and other corporate constituencies.(FN8) In every one of these related statutes, it is the actual acquisition of a 20% share in the company that triggers the statute's protective provisions, not the announced intention to make such an acquisition.


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8     See, e.g., 15 Pa. Cons. Stat. Ann. ss. ss. 2541-2548 (Subchapter E --
      Control Transactions statute) (acquisition of at least 20% of the voting power by a "controlling person or group" triggers shareholder right to put its shares to the "controlling person or group" at fair value); ss. ss. 2551-2556 (Subchapter F -- Business Combinations statute) (requiring certain transactions with an "interested shareholder" -- defined as the beneficial owner of shares entitling the person to cast at least 20% of the votes entitled to be cast in an election of directors -- to be approved by the shareholders or in advance by the board, and imposing other requirements with respect to such transactions); ss. ss. 2581-2583 (Subchapter I -- Severance Compensation) (specified employee severance benefits triggered by a control-share acquisition as defined in the Control Share Acquisitions Statute);
      ss. ss. 2585-2588 (Subchapter J -- Business Combination Transactions -- Labor Contracts) (preserving labor contracts in the event of a business combination tied to a control-share acquisition under Subchapter G).


          AMP mistakenly argues that in the case of Subchapter G, the Control Share Acquisitions Statute, the trigger is not the acquisition of 20% of the company's shares, but the acquisition of any shares so long as the acquiror harbors an intent to acquire 20% or more at some time in the future. However, the Control Share Acquisitions Statute and the legislative history simply offer no evidence that in the case of Subchapter G, the legislature intended to effect such a fundamental departure from its overall legislative scheme. Nor, for that matter, is it appropriate to presume that the Pennsylvania legislature intended to visit upon purchasers of shares in a public company so substantial a penalty without expressing such intent in a clear manner that puts potential acquirors on notice that any acquisition with the intent of making a "control-share acquisition" triggers a loss of voting rights. See, e.g., Masters v. Alexander, 225 A.2d 905, 910 (Pa. 1967) (where disadvantage or harm may result from supposed infraction of law, words must be interpreted strictly); Sugalski v. Cochran, 529 A.2d 1104, 1107 (Pa. Super. Ct. 1987) ("forfeiture is a drastic remedy that is not favored by the law and . . . such statutes must be strictly construed"). See also Board of Trade of City of Chicago v. Johnson, 264 U.S. 1, 15 (1924) (intent to effect a drastic forfeiture must be clearly expressed).


               C.  OTHER STATES' CONTROL SHARE ACQUISITIONS STATUTES

          Tellingly, neither Pennsylvania's Control Share Acquisitions Statute nor comparable statutes in other jurisdictions have ever been interpreted or applied in the manner that AMP advocates.(FN9) More than half of the states have adopted control-share acquisitions statutes, all of which are triggered solely by actual share acquisitions that place the acquiror over 20% or another fixed numerical threshold. See, e.g., In. St. 23-1-42-1 (Indiana statute); Gen. Stat. N.C. ss. 55-9A-01 (North Carolina statute); Neb. Rev. St. ss. 21-2439 (Nebraska statute); Mo. St. 351.015 (Missouri statute). It appears that no litigant in any jurisdiction has even argued (let alone prevailed in arguing) that a stock purchase which does not itself constitute a control-share acquisition, but is made with the intention of ultimately making a control-share acquisition, triggers disenfranchisement under a control share acquisitions statute.


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9     Under Pennsylvania law, a court may consider interpretations of similar statutes in other jurisdictions in order to interpret a Pennsylvania statute. Gen. Elec. Environmental Services, Inc. v. Envirotech Corp., 763 F. Supp. 113, 118-19 (M.D. Pa. 1991).


          It is clear from the legislative history that Pennsylvania's Control Share Acquisitions Statute was modeled after the Indiana statute, In. St. 23-1-42-1 et seq., and other similar control-share acquisitions statutes. See 1/23/90 Senate Journal (Comments of Senator Wenger); Draftsmen's Comment to ss. 2162 ("the 20% threshold is within the range of levels set in similar statutes in other states"). The same legislative history is devoid of any suggestion that the Pennsylvania legislature intended to vary from the standard model of control-share acquisitions statutes by making the Pennsylvania statute applicable before the first quantitative threshold had been crossed by an acquiring person. It is inconceivable that the Pennsylvania legislature would have embarked upon such a fundamental departure from a well-established statutory model without making very clear its intention to do so. This circumstance only strengthens the conclusion compelled by the language, structure, and purpose of Pennsylvania's Control Share Acquisitions Statute and other provisions of the PBCL: an acquiring person forfeits his right to vote "control shares" only if he has completed a "control-share acquisition," i.e., acquired a stock interest in the company of 20% or more.

          For the foregoing reasons, AMP's proffered interpretation of the definition of "control shares" in PBCL ss. 2562 should be rejected and AlliedSignal should be permitted to vote its shares in connection with its contemplated consent solicitation.(FN10)


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10    If this Court nevertheless should rule that the AMP shares acquired by
      AlliedSignal constitute "control shares" within the meaning of ss. 2562 and may not be voted by AlliedSignal without a shareholder vote to reinstate AlliedSignal's voting rights, AlliedSignal's shares would not be counted in the denominator for purposes of determining the number of shares needed to elect directors or to authorize the Shareholder Rights Proposal. See 15 Pa. Cons. Stat. Ann. ss. 1766(b) (for purposes of determining whether action by consent may be taken, the calculation of the required vote is made based on the number of shares held by "all shareholders entitled to vote . . . ."); AMP Articles of Incorporation,
      Article IX (same).

                                 CONCLUSION

          For the reasons set forth herein, AlliedSignal respectfully requests that AMP's motion for partial summary judgment be denied and that AlliedSignal's cross-motion for partial summary judgment be granted.


                                    Respectfully Submitted,

                                    /s/ Mary A. McLaoughlin
                                    ---------------------------
                                    Mary A. McLaughlin
                                    George G. Gordon
                                    DECHERT PRICE & RHOADS
                                    4000 Bell Atlantic Tower
                                    1717 Arch Street
                                    Philadelphia, PA  19103-2703

                                                and

                                    /s/ Alexander R. Sussman
                                    ---------------------------
                                    Alexander R. Sussman
                                    Peter R. Jerdee
                                    FRIED FRANK HARRIS, SHRIVER & JACOBSON
                                    (A Partnership Including
                                    Professional Corporation)
                                    One New York Plaza
                                    New York, NY  10004

Dated: October 29, 1998